July 29, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-4631

Attn:  Ms. Pamela Long

RE:         Solutia, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 18, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2010
File No. 1-13255

Dear Ms. Long:

We are providing this letter in response to your letter dated July 26, 2010 in which the Securities and Exchange Commission (the “Commission”) provided the following comment with respect to our letter to the Commission dated July 13, 2010 and our Definitive Proxy Statement on Schedule 14A filed by the Company on March 9, 2010 (the “Proxy Statement”).  Set forth below is the Staff’s comment and our response.

Compensation Discussion and Analysis, page 17
Administration of the Executive Compensation Program, page 18

We note your response to comment six in our letter dated June 29, 2010.  As previously requested, with respect to benchmarked compensation, please confirm that in future filings you will disclose where actual compensation fell for each named executive officer with respect to the targeted percentile or range.

In future filings, to the extent our Executive Compensation and Development Committee benchmarks the compensation of our named executive officers, we will disclose where actual compensation fell for each named executive officer with respect to the targeted percentile or range.

Ms. Pamela Long
Securities and Exchange Commission
July 29, 2010

Thank you for your consideration.  If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Proxy Statement, please contact me at 314-674-7734 at your earliest convenience.

Very truly yours,

/s/ James M. Sullivan
James M. Sullivan
Chief Financial Officer